

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Via U.S. Mail and Facsimile

John P. Barnes
President and Chief Executive Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, CT 06604

> **Re: People's United Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 001-33326**

Dear Mr. Barnes:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief